FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-189719

July 29, 2014

 4.00% Senior Notes due 2024

Issuer:	EQT Midstream Partners, LP
Guarantee:	Guaranteed on a senior unsecured basis by Equitrans, L.P., Equitrans Investments, LLC, Equitrans Services, LLC, EQM Gathering Holdings, LLC and EQM Gathering Opco, LLC
Ratings:*	BBB- by Standard & Poor’s Ratings Services BBB- by Fitch Ratings Ba1 by Moody’s Investors Service, Inc.
Trade Date:	July 29, 2014
Expected Settlement Date:	August 1, 2014
Note Type:	Senior Notes
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Maturity Date:	August 1, 2024
Coupon:	4.00%
Interest Payment Dates:	August 1 and February 1, commencing February 1, 2015.
Price to public:	99.422%
Net Proceeds (before expenses):	$493,860,000
Benchmark Treasury:	2.50% due May 15, 2024
Benchmark Treasury Yield:	2.471%
Spread to Benchmark Treasury:	1.60%
Yield to Maturity:	4.071%
Optional Redemption:

Redeemable at any time before May 1, 2024 in an amount equal to the principal amount plus a make whole premium, using a discount rate of T + 25 bps, plus accrued and unpaid interest.  Redeemable at any time on or after May 1, 2024 in an amount equal to the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	26885B AA8 / US26885BAA89
Joint Book-Running Managers

Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

BNP Paribas Securities Corp.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. CIBC World Markets Corp. The Huntington Investment Company

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Pro Forma Ratio of Earnings to Fixed Charges

For the year ended December 31, 2013 and the six months ended June 30, 2014, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 88.4x and 7.0x, respectively.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll free at 1-866-471-2526 or J.P. Morgan collect at 1-212-834-4533.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated July 28, 2014 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.